Mail Stop 3561

October 4, 2005

Mr. George Horowitz
Chairman and CEO
Everlast Worldwide, Inc.
1350 Broadway, Suite 2300
New York, NY 10018

> **Re:** **Everlast Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed on March 28, 2005**
> **File No. 0-25918**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2005**
> **Filed on August 10, 2005**
> **File No. 0-25918**

Dear Mr. Horowitz:

We have reviewed your response dated August 18, 2005 to our comment letter dated August 1, 2005 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004
Notes to Consolidated Financial Statements, page 7-f

1. We note your responses to comment 1 in our letter dated August 1, 2005. Based on our review of the organizational chart and schedule of profits and losses by proposed segment you provided, it appears there is a basis for identifying reportable segments as defined in SFAS No. 131. The existence and subsequent identification of reportable segments is principally impacted by the fact your chief operating decision maker performs a review and the manner which he views the enterprise's operating results. As previously requested, please provide us illustrative copies of the financial information that is reported to the chief decision maker. We note from your response that the financial information is provided to the CEO by your CFO. If the schedule of profits and losses by proposed segment is part of the financial information provided to the CEO, please state so.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Three Months Ended June 30, 2005, page 14

2.   We note for the three months ended June 30, 2005, revenues increased approximately 36% over the prior comparable period while cost of sales increased approximately 87% over the prior comparable period. You should expand management's discussion to emphasize the material factors which caused the increase in cost of sales to outpace the increase in revenues and provide management's insight as to whether it is reasonably likely to have a lasting material effect on your financial condition or operating performance. See SEC Release No. 33-8350. Further elaborate your discussion of decreased gross profits to analyze the entire $3.8 million increase in comparable period cost of sales. Please show us your revised disclosure in your response.

Item 6. Exhibits and Current Reports on Form 8-K, page 19

(b) Current Reports on Form 8-K, page 19

3.   You should include all current reports on Form 8-K filed as of the time you filed Form 10-Q on August 10, 2005. We note your current reports filed on July 7 and August 5 are not included in your filing. Please revise future filings as appropriate.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Brian V. McAllister at (202) 551-3341 or, Donna Di Silvio at (202) 551-3202 regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Michael Moran
                                        Accounting Branch Chief